UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FRESH DEL MONTE PRODUCE INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G36738105

(CUSIP Number of Class of Securities)

Bruce A. Jordan

Senior Vice President, General Counsel and Secretary

Fresh Del Monte Produce Inc.

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(305) 520-8400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jeffrey W. Acre, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, PA 15222

(412) 355-6506

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of filing fee(2)
$175,000,000	$20,335

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $175,000,000 in value of the issuer’s ordinary shares, $0.01 par value, at a per share price not less than $30.50 per share nor greater than $34.50 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Fresh Del Monte Produce Inc., a Cayman Islands exempted company (“Fresh Del Monte” or the “Company”), to purchase for cash up to $175.0 million in value of its ordinary shares, $0.01 par value, at a per share price of not less than $30.50 nor greater than $34.50 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated November 3, 2014 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Fresh Del Monte Produce Inc. The issuer’s registered office is located at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005 Cayman Islands. The address and telephone number of the issuer’s U.S. executive offices are c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134, (305) 520-8400. The Company’s website address is www.freshdelmonte.com.

(b) The subject securities are ordinary shares, $0.01 par value (the “Shares”) of Fresh Del Monte Produce Inc. As of October 31, 2014, there were 56,256,628 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8—Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Fresh Del Monte Produce Inc. The address and telephone number of Fresh Del Monte is set forth under Item 2(a) above. The names of the directors and executive officers of Fresh Del Monte are as set forth in the Offer to Purchase under the heading “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of Fresh Del Monte is c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134, (305) 520-8400.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1—Number of Shares; Purchase Price; Proration,” “Section 2—Purpose of the Offer; Certain Effects of the Offer,” “Section 3—Procedures for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Shares and Payment of Purchase Price,” “Section 6—Conditional Tender of Shares,” “Section 7—Conditions of the Offer,” “Section 9—Source and Amount of Funds,” “Section 10—Certain Information Concerning the Company,” “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14—Material U.S. Federal Income Tax Consequences” and “Section 15—Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of Fresh Del Monte set forth in the Offer to Purchase under the heading “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 8—Price Range of Shares; Dividends” and “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer” and “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9—Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9—Source and Amount of Funds” is incorporated herein by reference.

(d) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth under the heading “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth under the heading “Section 13—Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 13—Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer” and “Section 12—Effects of the Offer on the Market for Shares; Registration under the Exchange Act” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 3, 2014

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 2014

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 2014

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)	Press release announcing the Tender Offer, dated November 3, 2014

(b)	Credit Agreement dated as of October 23, 2012, (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 29, 2012) by and among Fresh Del Monte Produce Inc., and certain subsidiaries named therein and the lenders and agents named therein.

(d)(1)	2014 Omnibus Share Incentive Plan (incorporated by reference to Exhibit A in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 31, 2014

(d)(2)	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870))

(d)(3)	Amended and Restated Fresh Del Monte Produce Inc. 1999 Share Incentive Plan, effective as of May 11, 1999 (reflects Amendment No. 1, dated May 1, 2002, Amendments No. 2 through 5 dated April 27, 2005 and Amendment No. 6 dated April 30, 2008) (incorporated by reference to Exhibit 10.1 to our Second Quarter 2008 Report on Form 10-Q, filed on July 30, 3008)

(d)(4)	Fresh Del Monte Produce Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(5)	2003 Performance Incentive Plan for Chairman & CEO (incorporated by reference to Exhibit 10.2 to our First Quarter 2008 Report on Form 10-Q, filed on Apirl 30, 2008)

(d)(6)	2004 Performance Incentive Plan for Senior Executives (incorporated by reference to Exhibit 10.3 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(7)	2011 Performance Incentive Plan for the Chief Executive Officer ((incorporated by reference to Exhibit 10.1 to our First Quarter 2011 Report on Form 10-Q, filed on May 3, 2011)

(d)(8)	Fresh Del Monte Produce Inc. 2010 Non-Employee Directors Equity Plan, effective as of May 5, 2010 (incorporated by reference to Exhibit 10.1 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(9)	Amended and Restated Fresh Del Monte Produce Inc. Performance Incentive Plan for Senior Executives, effective January 1, 2001 (as amended May 5, 2010) (incorporated by reference to Exhibit 10.2 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(10)	Fresh Del Monte Produce Inc. Long-Term Incentive Plan, effective January 1, 2008 (as amended May 5, 2010) (incorporated by reference to Exhibit 10.3 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(11)	2011 Omnibus Share Incentive Plan (incorporated by reference to Exhibit A in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 24, 2011)

(d)(12)	Executive Retention and Severance Agreement (Chairman & CEO) (incorporated by reference to Exhibit 10.4 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008).

(d)(13)	Executive Retention and Severance Agreement (President & COO) (incorporated by reference to Exhibit 10.5 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(14)	Employment Agreement for President & COO (incorporated by reference to Exhibit 10.6 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(15)	Amended and Restated Voting Agreement (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on January 26, 2010)

(d)(16)	Amendment No. 1 to Amended and Restated Voting Agreement (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on July 7, 2010)

(d)(17)	Amendment No. 2 to Amended and Restated Voting Agreement (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on March 17, 2011)

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRESH DEL MONTE PRODUCE INC.

Date: November 3, 2014	By:	/s/ Richard Contreras
Richard Contreras
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 3, 2014

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 2014

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 2014

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)	Press release announcing the Tender Offer, dated November 3, 2014

(b)	Credit Agreement dated as of October 23, 2012, (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 29, 2012) by and among Fresh Del Monte Produce Inc., and certain subsidiaries named therein and the lenders and agents named therein.

(d)(1)	2014 Omnibus Share Incentive Plan (incorporated by reference to Exhibit A in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 31, 2014

(d)(2)	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870))

(d)(3)	Amended and Restated Fresh Del Monte Produce Inc. 1999 Share Incentive Plan, effective as of May 11, 1999 (reflects Amendment No. 1, dated May 1, 2002, Amendments No. 2 through 5 dated April 27, 2005 and Amendment No. 6 dated April 30, 2008) (incorporated by reference to Exhibit 10.1 to our Second Quarter 2008 Report on Form 10-Q, filed on July 30, 3008)

(d)(4)	Fresh Del Monte Produce Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(5)	2003 Performance Incentive Plan for Chairman & CEO (incorporated by reference to Exhibit 10.2 to our First Quarter 2008 Report on Form 10-Q, filed on Apirl 30, 2008)

(d)(6)	2004 Performance Incentive Plan for Senior Executives (incorporated by reference to Exhibit 10.3 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(7)	2011 Performance Incentive Plan for the Chief Executive Officer ((incorporated by reference to Exhibit 10.1 to our First Quarter 2011 Report on Form 10-Q, filed on May 3, 2011)

(d)(8)	Fresh Del Monte Produce Inc. 2010 Non-Employee Directors Equity Plan, effective as of May 5, 2010 (incorporated by reference to Exhibit 10.1 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(9)	Amended and Restated Fresh Del Monte Produce Inc. Performance Incentive Plan for Senior Executives, effective January 1, 2001 (as amended May 5, 2010) (incorporated by reference to Exhibit 10.2 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(10)	Fresh Del Monte Produce Inc. Long-Term Incentive Plan, effective January 1, 2008 (as amended May 5, 2010) (incorporated by reference to Exhibit 10.3 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(11)	2011 Omnibus Share Incentive Plan (incorporated by reference to Exhibit A in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 24, 2011)

(d)(12)	Executive Retention and Severance Agreement (Chairman & CEO) (incorporated by reference to Exhibit 10.4 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008).

(d)(13)	Executive Retention and Severance Agreement (President & COO) (incorporated by reference to Exhibit 10.5 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(14)	Employment Agreement for President & COO (incorporated by reference to Exhibit 10.6 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(15)	Amended and Restated Voting Agreement (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on January 26, 2010)

(d)(16)	Amendment No. 1 to Amended and Restated Voting Agreement (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on July 7, 2010)

(d)(17)	Amendment No. 2 to Amended and Restated Voting Agreement (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on March 17, 2011)

(g)	None

(h)	None